Filed by: OXiGENE, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 under the
Securities Exchange Act of 1934
Subject Company: VaxGen, Inc.
Exchange Act File No. 000-26483
James Murphy Chief Financial Officer jmurphy@oxigene.com Advancing the Next Generation of Anti-Vascular Therapies Lazard Capital Markets 6th Annual Healthcare Conference November 17, 2009

This presentation contains forward-looking statements under the meaning of the Private Securities Litigation Reform Act of 1995. These statements give our current expectations or forecasts and use words such as "anticipate," "estimate," "expect," "believe," and other words of similar meaning. Any or all of the forward-looking statements in this presentation may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties including but not limited to, the efficacy of our product candidates, their efficacy at acceptable dosage levels, the ability to raise capital when needed and on reasonable terms, projections of potential commercial sales of company products, the results and progress of clinical trials, developing the necessary manufacturing processes and gaining all necessary regulatory approvals, both in the United States and internationally . Consequently, no forward-looking statement can be guaranteed and actual results may differ materially. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements are contained in our most recent reports to the Securities and Exchange Commission including our Form 10-Q, 8-K and 10-K reports. However, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. Safe Harbor Statement

Investment Highlights Rich Pipeline, Phase 3 Asset, Leadership in VDA Arena ZYBRESTAT in Phase 3 for anaplastic thyroid cancer (ATC) Pivotal Phase 3 trial under SPA; interim analysis 1H10 Gateway indication, with potential in multiple, large tumor types OXi4503: 2nd-generation, dual-mechanism VDA Active in solid and liquid tumors; currently in Phase 1b/2a) ZYBRESTAT topical for ophthalmology (preclinical / Phase 2*) Exclusive worldwide rights to all programs Significant opportunities for partnering / asset monetization Strong cash position supported by pending VaxGen merger * Intravenous-route proof-of-concept and proof-of-mechanism studies

Broad Pipeline of VDA Assets ONCOLOGY (Intravenous) OPHTHALMOLOGY (Topical) Preclinical Product Candidate / Indication Phase I Phase II Phase III / Pivotal ZYBRESTAT(tm) (fosbretabulin) Anaplastic Thyroid Cancer (FACT) Non-small Cell Lung Cancer (FALCON) Platinum-Resistant Ovarian Cancer OXi4503 Advanced Solid Tumors 1° and 2° Hepatic Tumors Additional Phase I ZYBRESTAT Choroidal Neovascularization: Polypoidal Choroidal Vasculopathy (PCV) (FAVOR) Registration Intravenous-Route Proof-of-Mechanism Study Topical-Route

VDA Differentiating Features Highly-Validated MoA: Tumor Blood Supply Inhibition Different, non-competitive and complementary to anti- angiogenics Preclinical studies show reduction in blood flow between 40-60% ZYBRESTAT and OXi4503 bind reversibly to tubulin, destabilizing the endothelial cells and causing them to become round Pre-existing tumor vessels are collapsed and occluded after ZYBRESTAT VDA X X X X X

Cavitating Lesion Tumor ZYBRESTAT: Rapid Destruction of Tumor Vasculature Before ZYBRESTAT 24 Hours after ZYBRESTAT Destroys Chemo-Resistant Tumor Core Metastatic tumor in the lung of anaplastic thyroid cancer patient

Interim Results Show FALCON Combination Well-Tolerated 6 patients died during the evaluation period; 5 in the control arm and 1 in the treatment arm The combination of ZYBRESTAT with both bevacizumab and chemotherapy was well tolerated, with no new safety signals or overlapping toxicities Clinically significant QTc prolongation was not seen Rates of Grade 3/4 hypertension and cardiac ischemia were low An increase in Grade 3-4 neutropenia was observed in some patients on the treatment arm, but did not result in a difference in chemotherapy dose intensity between the two treatment arms Dose reductions and discontinuation of therapy were minimal and comparable between the two treatment arms Further Data Expected at ASCO 2010

FALCON: Phase 2 Study of ZYBRESTAT + Bevacizumab + Chemotherapy in 1st-line NSCLC First study combining anti-angiogenics and VDA First randomized, controlled Phase 2 trial designed to yield important safety and efficacy data Additional data expected at ASCO 2010 Potential foundation for advancing to pivotal registration trial ZYBRESTAT + Bevacizumab + Carboplatin + Paclitaxel Treatment (n^30) Bevacizumab + Carboplatin + Paclitaxel Control (n^30) Primary Endpoint: Progression-Free Survival

ZYBRESTAT in Anaplastic Thyroid Cancer (ATC) Strong Therapeutic and Commercial Rationale Highly aggressive and lethal cancer Median survival from diagnosis: approximately 3 months* Less than 10% one-year survival* 1,000 to 4,000 patients / year in U.S. and Europe No effective therapies Treated by sub-specialists Meaningful niche market revenue potential for OXiGENE Gateway to other forms of recurrent thyroid cancer, head & neck cancer, other solid tumors Defined path to FDA approval * McIver et al., Surgery 2001; Kebebew et al., Cancer 2005; Swaak-Kragten et al., Radiother Oncol 2009

ZYBRESTAT FACT Trial: Pivotal Phase 2/3 in ATC Special Protocol Assessment (SPA) with FDA Orphan designation in US and Europe: Market exclusivity and patent protection Primary endpoint: overall survival 1H 2010 planned event-driven interim analysis by DSMC ZYBRESTAT + Carboplatin + Paclitaxel Treatment (n^120) Carboplatin + Paclitaxel Control (n^60) 180-patient, Randomized, Controlled Study with Adaptive Design

ZYBRESTAT: Appears Well-Tolerated to Date with Favorable Safety Profile Substantial clinical experience in cancer patients; 400+ patient data set with a wide range of tumor types Adverse events are reversible, transient, and manageable Most frequent AE's: nausea, emesis, headache, fatigue, tumor pain Transient and clinically significant hypertension in 10-20% of patients Readily managed or prevented in most cases with nitrates or calcium-channel blockers Low incidence of angina, myocardial ischemia (< 3%) comparable to or less than approved anti-angiogenics Transient QTc prolongation (mostly grade 1 and asymptomatic) Neotropenia from chemotherapy may be enhanced, however, febrile neutropenia requiring intervention is rare No cumulative toxicities or side-effects typical of cytotoxic agents

OXiGENE Milestones and Value Drivers Multiple high-potential programs approaching value-inflection points 2H’09 1H’10 2H’10 ZYBRESTAT Oncology FACT Pivotal Trial in ATC Interim analysis Enrollment complete FALCON Phase II in NSCLC Interim data Read Out ZYBRESTAT Ophthalmology FAVOR RC Phase II Read out OXi4503 Phase I Read out Phase lb/lla hepatic Initial data Broadest VDA pipeline in the industry Exclusive ownership of Worldwide rights to all products Significant opportunities for partnering / asset monetization

Financial Summary Oxigene cash balance as of September 30, 2009: $22.0M Post-merger combined cash, cash equivalents and marketable securities expected to be approximately $45.0 M Cash to support operations through Q1 2011 Committed equity facility with Kingsbridge

VaxGen Merger Will Significantly Strengthen OXiGENE Balance Sheet Estimated cash infusion of $33M Potential upside in milestones and royalties from rPA anthrax vaccine program (Emergent Biosciences) Provides cash runway into 2011, enabling continued clinical progress toward anticipated milestones Q4 2009 NSCLC interim data with ZYBRESTAT Q2 2010 NSCLC final data with ZYBRESTAT Q2 2010 interim analysis of ATC pivotal trial with ZYBRESTAT Q2 2010 Phase Ib study in solid tumors with 4503 Q4 2010 Phase II study in hepatic tumors with 4503 Strengthens partnering initiatives

OXiGENE: Excellent Potential for Near-Term Value Creation Rich VDA pipeline: industry-leading position ZYBRESTAT is valuable Phase 3 asset: potential for near-term commercial opportunity ATC is gateway indication: significant potential in multiple large markets OXi4503: 2nd-generation, dual-mechanism VDA active in solid and liquid tumors ZYBRESTAT topical for ophthalmology: potential advantages over anti- angiogenics Aggressive strategies for partnering and asset monetization Sound financial condition (pending VaxGen merger)